Good morning ladies and gentlemen, I would like to provide you with a more detailed overview of the operations at Orbital. I have been in the position of CEO for over a year now and I have had some time to better appreciate the opportunities and challenges we have for the future. This presentation will give you a short summary of these and will finish with a look to the future markets and environment in which Orbital currently operates.

I think it is useful to capture at the beginning of this presentation (slide 2) some of the key strategic achievements over the last year, which are summarized in the slide shown here. These include:

- Acquisition of the Delavan facility in March by Synerject

- Polaris entering into a license agreement for Orbital DI products

- Negotiation of long term finance arrangements for Synerject

- Improvement in Engineering services order book by 100% at June 2006 compared to the same period last year

- Broadened product and technology portfolio in key areas such as alternative fuels and gaseous fuels

Now (slide 3) I would like to review the three major business segments of your company, followed by a discussion of the outlook.

As your chairman has summarized previously we have positive signs of a turn around in our business, and we see catalysts for growth in our business given the growing economies in our region as well as the influence of the tightening emissions legislation.

Synerject

Synerject (slide 4) is a supplier and manufacturer of electronic engine management systems (EMS) and electronic fuel injection systems to the non-automotive vehicle market. The company was initially formed in 1997 with Siemens-VDO as a 50:50 joint venture to manufacture the Orbital DI fuel system for automotive and non-automotive applications. In 2003 the company expanded to include access to all Siemens-VDO engine management systems and components for non-automotive global applications.

This joint venture company (slide 5) has been profitable over the past four years now (cumulative profit after tax of $14.9m ) and cash positive for the past five years (cumulative $25.4m in cash flow). The net debt for Synerject has been reduced from US$20m to less than US$4m by the end of June, which enabled them to negotiate its own finance (normal bank loan) and ultimately pay dividends to it's parents in the future.

The components and systems (slide 6) sold by Synerject (including their new acquisition) are divided into three main technologies:

1) Orbital air assist DI engine management systems including fuel systems and electronic control units which also earn a royalty for Orbital

2) Engine management systems incorporating direct injection systems for the BRP E-TEC products which are not linked to royalty payments for Orbital

3) Engine management systems incorporating electronic port fuel injection (PI) systems which are not linked to royalty payments for Orbital

You will see a number of the customer end products incorporating these components in the reception area today including some of the new models released by Tohatsu this year. I would encourage you all to take the opportunity to discuss with me or my colleagues, any of these applications and understand which Synerject components are included on the products. .

I would like to give you an update on this market segment in which Synerject operate and the key drivers for change in this market which will give you further insight into the current and future potential value of this asset.

Synerject's current focus in the non-automotive market covers a diverse range of products including motorcycles, scooters, ATVs and Marine outboards. As shown (slide 7) the overall market volume for this product sector is in the order of 39 million vehicles and is expected to grow at a rate of 5% annually between 2006-2012, taking it up to over 50 million vehicles (approaching automotive global vehicle volumes). The majority of this volume are motorcycles (>90%) and the vast majority of this motorcycle market are in China and India.

Looking at the China and India markets alone the total volume of motorcycles is in the order of 22 million manufactured this calendar year and is expected to grow to over 30 million in the next 5-6 years. Today however nearly all of this market in China and India utilizes a simple carburetor fuel system without electronic control systems.

One of the key drivers for the introduction of Synerject's products is the staged introduction of emissions legislation across the globe in all of these non-automotive markets (slide 8). Synerjects current revenues are derived from the European and US markets where the emissions legislation for recreational vehicles has already forced the change from carburetors to some form of electronic engine management and fuel injection systems, including the introduction of Orbital DI.

Having (slide 9) established the potential vehicle volumes of the overall market and the key drivers for new technology (i.e. emissions reduction and improved fuel efficiency), we can look at the projected value of the engine management system market (including components). This data is based on our best estimates of the overall market and the predicted penetration of electronic EMS. The current total market value is approximately $450m, with the majority of the business in Europe and the USA. Current estimates suggest that the total market could grow to in excess of $1.6 billion by 2012, with the major growth occurring in China and India as they transition to various forms of engine management systems. These figures would be subject of course to the exact timing of the emissions legislation and the ability to develop solutions specifically suited to these high volume, low cost markets.

The average value of EMS components per vehicle in these Asia markets will be much lower to match the lower cost motorcycle products compared to the recreational products in the US and European markets. In response Synerject (slide 10) have made significant investment over the last two years and are well advanced in the development of a new line of highly integrated and low cost electronic control units (ECUs). One of these new designs (M3 ECU) is shown here along with an example of the product fitted to one of the first customer applications, which will be in launched in Europe in 2007.

(slide 11) In the medium to long term the majority of Synerject sales growth is expected to come from India and China as their emissions legislation start to be become more stringent in 2008-2010...

Synerject have already established a good working relationship with UCAL in India who have been licensed as a local supplier for Orbital DI. In China, Synerject are establishing a new engineering customer support group in Chongqing and are establishing a manufacturing facility in Changchun for the manufacture of the new M3 ECU products.

It is clear that in order to continue to grow strongly Synerject will need to invest into new products, launch production in Asia and potentially look at further strategic relationships as well as acquisitions. As discussed today you can see that these steps are well underway, and we see Synerject as a valuable manufacturing investment for the future.

Engineering Services (slide 12)

Orbital's engineering services business provides professional engineering consultancy services to engine manufacturers, OEMs, suppliers and governments on a global basis. The provision of these services creates a significant revenue stream while allowing Orbital to work closely with its customers on advanced powertrain applications and developments, some of which also involve the application and development of Orbital proprietary technology.

As explained earlier by the Chairman, the Engineering services business started out with a very low order book at the beginning of FY06, however this improved significantly in the second half as a result of the change in focus of our marketing to the emerging markets (including Asia) and the strong interest and growth from the alternative fuels and gaseous fuels markets. These strategies along with market changes have started to deliver good results with the improvement in the forward engineering order book which stands at $8 million as of July 1st, 2006, almost double the order book value at the same time last year.

This order book also shows a significant proportion of the services relate to the application and development of Orbital technology. In particular this relates to new programs in the area of spark ignited heavy fuel (kerosene and diesel), applications for direct injection gasoline as well as new gaseous applications covering both LPG and CNG DI. The increased level of Orbital DI technology programs is a result of the continued commitment to technical innovation and internal R&D expenditure at Orbital which I will discuss in more detail later.

Orbital has also continued to build on our reputation for the effective delivery of professional engineering services outside our traditional proprietary (OCP) technology. This has enabled us to develop new customer relationships which in some cases have become more long term strategic relationships, which have then lead to the development of more long term engineering contracts with key customers such as UCAL and Bajaj. Going forward I see further opportunities to develop longer term strategic partnerships with other key customers keen to grow their products and their competence to meet the new emissions and fuel efficiency challenges for the global automotive and non-automotive market.

The growth in the Chinese automotive and engineering services industry continues at a high level, driven by their desire to export into stringent emissions markets and the introduction of new emissions and fuel efficiency constraints in China. Orbital have achieved some success in winning new customers from this region over the last year through increased sales and marketing efforts. This is an important engineering services market for Orbital, however in terms of overall revenue targets and the difficulty of extracting good margins in this market, China will not be our only focus.

In summary I believe our competitive advantages in this engineering services business of a highly competent and flexible skill base, strong IP portfolio (including OCP) and willingness to provide education and training has helped develop a growing list of new opportunities with the potential to deliver a sustainable and growing business.

Licensing and Royalties (slide 13)

Orbital licenses its patented direct injection technology to OEMs and suppliers. Royalties and license fees are derived from a wide range of customers in the marine, motorscooter and motorcycle sectors (see slide for products).

Licensing and royalty revenue increased by 8% compared to the prior year, most of which relates to increased royalties from the marine sector which has shown a 20% increase in engine volumes year on year. (slide 14) The 2-stroke DI market has held up well in this sector due to the inherent 2-stroke benefits in performance, light weight, fuel efficiency and lower maintenance. I believe we will continue to see the DI 2-stroke market share hold its own as this product has good acceptance and as shown here the Mercury Optimax engine with Orbital DI can show a clean pair of heals to the best of the 4-stroke competitors (with better acceleration, top speed and fuel efficiency) .

(slide 15) The European DI scooter market has continued to struggle in an environment of lenient emissions regulations which have enabled the continued sale of low cost carburetor solutions. New initiatives (with Synerject) to re-invigorate this market have been undertaken over the last 12 months leading to the development of a second generation prototype DI fuel system with improved functionality and lower cost. This new system will take advantage of some of the new components being developed by UCAL (e.g. fuel pump and air compressor) as well as integration of some of the components to reduce parts count.

I have recently returned from Europe where we presented this new generation DI system to some of our customers, and there was a good reception for the proactive approach we have taken to support this market. I am optimistic about the long term prospects for both the DI scooter and motorcycle markets based on positive customer feedback I received. .

Bajaj are progressing well with the DI autorickshaw program and production launch will follow an extensive pre-pilot vehicle release which is currently underway.

I am encouraged by the positive feedback from Bajaj and the recent expansion of their license to cover gaseous rickshaw applications adds to the potential long term growth of this DI application. Bajaj are an exciting and fast growing company with volume growth of 20-30% year on year over the last 2-3 years and they have major plans for becoming number one in India and the Asia-pacific motorcycle market. The DI autorickshaw product has the potential to contribute significantly to the future royalty stream for Orbital, and is important to our plans given the softness we are experiencing in the near term European scooter market.

There continues to be strong interest shown in assessing the capability of Orbital DI 4-stroke systems for future motorcycle and recreational applications. The investigations by a number of OEMs are at the production feasibility level, and cover both gasoline and spark ignited heavy fuel (kerosene and diesel) and could lead to significant revenues streams from royalties, engineering services and Synerject sales in the future.

In the automotive sector regulations for improved fuel economy or reduced carbon dioxide emissions are still quite limited, and up to now the OEMs have been able to meet market demands without the adoption of sophisticated (lean operation) direct injection systems. Clearly, however with the reality of diminishing global reserves of oil and with fuel prices increasing there is increasing pressure from the market for improved fuel economy.

In some markets (e.g. Europe) the response to high fuel prices has been an increased market share of diesel engine equipped vehicles. This market shift has however seen a reduction in the vehicle profit margins for the OEM due to the very high cost of the diesel engine (50-70% higher including fuel system and exhaust aftertreatment). I believe along with an increasing number of the industry OEMs that there is significant scope to improve the gasoline engine efficiency by spending some of this difference in cost on a combination of direct injection, turbocharging and variable valve control which can match the fuel economy and driving characteristics of the diesel engine. This would favour the introduction of sophisticated DI technology such as Orbital DI.

However, there remain some key challenges for OCP DI adoption in this market not the least of which is a number of established competitive technologies including high pressure single fluid DI.which has become the incumbent.

There are some emerging opportunities for OCP DI in the new automotive markets such as China where there is significant fuel economy legislation combined with a hunger for leapfrog technology. Therefore it is important that we continue to update the technology in this area to keep this market opportunity active, which leads me into a brief discussion of some of the research and development activities at Orbital.

R&D (slide 16)

Orbital has continued to invest in further research and development to extend the capability and value of the Orbital technology.

The increased level of engineering services programs which utilize the Orbital technology is a result of the continued commitment to technical innovation and internal R&D expenditure at Orbital. Consequently Orbital has been able to continue to build on it's intellectual property portfolio in key areas for the future. An example of the outcomes from this committed expenditure is the development of a new gaseous DI injector suitable for both LPG and CNG applications in automotive and non-automotive markets. In the case of automotive this development enables the conversion of gasoline engines to operate on CNG or LPG without the loss of performance normally associated with port injected gaseous systems. In non-automotive the new gaseous systems can take advantage of simpler DI system integration, without the need for fuel pumps and separate air circuits.

The first production application for this DI gaseous technology is likely to be in India, where CNG/LPG is already mandated in certain cities. In many markets the high dependence on oil imports combined with legislated CNG adoption will see an increased interest in the global market for this type of technology and associated engineering services.

As discussed previously (slide 17), Orbital have developed a second generation 2-stroke DI system which demonstrates improved functionality (lower emissions, better driveability) and lower cost (sourcing new components from UCAL in India and integration). This program is specifically targeted at re-invigorating the 2-stroke DI market, which is a hallmark of our technology and a key differentiator of our engineering services.

As referred to last year, as part of our advanced combustion research, Orbital have established a program to develop a new combustion system which utilizes a combination of mechanical features (variable valve-train, engine downsizing and turbo charging) plus advanced combustion control techniques (using OCP DI or other DI systems to supply fuel).

The intent is to develop a range of evolutionary combustion solutions which can handle various fuels (including Ethanol blends, CNG and gasoline) and deliver fuel economy similar to or better than today's diesel engines. This program further enhances Orbital's reputation as a leading edge development group for combustion and is responsible for a number of new patents which will enhance the value of Orbital's intellectual property into the future for the auto and non-auto markets.

Future Objectives/Outlook (slide 18)

The potential for manufacturing revenue growth via Synerject is positive with good long term prospects for growth in the non-automotive EMS supply business. This will require investment in the short term to expand into the markets in Asia, including establishing new engineering and manufacturing facilities in China. This investment will dampen the short term profit growth for Synerject, but this is an important step if we are to realize the overall growth targets and maintain the 15% market share of the non-auto EMS market going forward.

There have been some positive signs that the engineering services business can deliver an on-going positive contribution while also enabling the development of new customers and advancing the application of the Orbital technology. Due to our strong order book at the beginning of the year, we have seen a significant improvement in first quarter revenue compared to the same period last year. This will give us a much better platform to provide an improved full year result for this business segment.

We have also started taking on a broader range of consulting roles - Assisting some of our customers with their IP strategies and general commercialization strategies, and others with fuel and EMS system evaluation outside our traditional market segments.

I expect to see an improvement in licensing and royalties for this financial year, due mainly to launch of the Bajaj autorickshaw. Supporting this program launch is a key focus of our efforts as this first program is key element of growing our long term relationship with Bajaj and ensuring the continued success of the product in this new very large market place.

In the medium to long term there are good opportunities to grow royalty revenue from the introduction of new DI 4-stroke and 2-stroke products in the motorcycle and recreational markets including the first gaseous DI applications.

I believe there is a good future for Orbital as the global emissions legislation tightens and greenhouse gas concerns continue to influence change. This has the potential to open up other markets and business opportunities including the Utility, Lawn and Garden market which has global annual volumes in excess of 60 million units and just like the motorcycle and recreational market will be forced into technology change by new emissions legislation over the next 5-6 years. This low cost market will require some novel approaches to develop even lower cost solutions and possibly new business relationships - but this could be the next new field for Orbital.

Before closing I would like to thank the following:

- Orbital employees for their total commitment and support

- Orbital board for their advice and council

- The shareholders for their continued support.

In summary

- We have some good prospects in all three parts of our business.

- We have achieved some important milestones particularly through our joint venture Synerject

- but our future is not without risk and our challenge is to manage these risks.

Thank you.

??

??

??

??

CHIEF EXECUTIVE OFFICER'S SPEECH

ORBITAL CORPORATION LIMITED

ANNUAL GENERAL MEETING

TUESDAY OCTOBER 24, 2006

Form # 7695-3